SYNCHRONOSS TECHNOLOGIES, INC.
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807
April 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Katherine Wray

Re:	Synchronoss Technologies, Inc.
Registration Statement on Form S-3
(File No. 333-164619 — Filed February 1, 2010)
Acceleration Request
Dear Ms. Wray:
     Synchronoss Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m., Eastern Standard Time, on April 14, 2010 or as soon as possible thereafter. In connection with such request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company hereby authorizes Marc Dupré of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, our outside counsel, to orally modify or withdraw this request for acceleration.

     Please provide a copy of the Commission’s order declaring the Registration Statement effective to Marc Dupré at Gunderson Dettmer, 850 Winter Street, Waltham, Massachusetts, 02451. If possible, please also send such order by facsimile to the attention of Marc Dupré at (781) 622-1622.

Sincerely, SYNCHRONOSS TECHNOLOGIES, INC.
/s/ Lawrence R. Irving
Lawrence R. Irving
Chief Financial Officer

cc:	Ronald Prague, Esq., Synchronoss Technologies, Inc.
Marc Dupré, Esq., Gunderson Dettmer